Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2023	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Postpones Dates for the 2022 Fourth Quarter and Full-Year Financial Information and Conference Call

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 5, 2023--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) announced today that the Company is postponing its release of the Company’s 2022 fourth quarter and full-year financial results and conference call, originally scheduled for April 5, 2023 and April 6, 2023, respectively.

The Company’s joint venture in China, in which Natuzzi retains a 49% interest and which is accounted for in the Company’s consolidated financial statements using the equity method, needs to carry out certain additional procedures to ensure the accuracy of its reporting of financial information for 2022 and, therefore, has not yet completed its preparation of the full-year ended December 31, 2022 financial results. The board of directors of the Company will wait for such procedures to be substantially completed before approving and releasing the Company’s 2022 fourth quarter and full-year financial results.

The Company expects that such procedures will be substantially completed within the first half of April 2023. The Company will announce the updated dates for its earnings release and conference call as soon as they are available.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 703 mono-brand stores and 508 galleries as of December 31, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	APRIL 5, 2023	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi